Exhibit 99.3

NOTICE-AND-ACCESS NOTIFICATION
FOR
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO: SHAREHOLDERS OF ACASTI PHARMA INC.

TAKE NOTICE that Acasti Pharma Inc. (the “Corporation”) is using the “notice-and-access” provisions under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) to send to holders (“Shareholders”) of Common Shares (“Common Shares”) of the Corporation proxy-related materials relating to the Annual and Special Meeting (the “Meeting”) of holders of Common Shares which will be held at Hotel Hilton Montréal-Laval, 2225, Autoroute des Laurentides, Laval, Québec, H7S 1Z6, on June 27, 2013, at 1:30 p.m. (Eastern Standard Time).

As is set forth in the Management Information Circular (the “Circular”) of the Corporation dated May 22, 2013 that has been prepared for the Meeting, and the voting instruction form which accompanies this Notice-and-Access Notification, each of the following matters will be voted on at the Meeting:

1.	To receive the financial statements of the Corporation for the financial year ended February 28, 2013 and the auditors' report thereon;

2.
To elect Mr. Henri Harland as director of the Corporation for the ensuing year (see section “Election of Directors” under subsection “Board of Directors of the Corporation” in the Circular reproduced hereto);

3.
To elect Mr. Ronald Denis as director of the Corporation for the ensuing year (see section “Election of Directors” under subsection “Board of Directors of the Corporation” in the Circular reproduced hereto);

4.
To elect Mr. Valier Boivin as director of the Corporation for the ensuing year (see section “Election of Directors” under subsection “Board of Directors of the Corporation” in the Circular reproduced hereto);

5.
To elect Mr. Jean-Claude Debard as director of the Corporation for the ensuing year (see section “Election of Directors” under subsection “Board of Directors of the Corporation” in the Circular reproduced hereto);

6.
To elect Mr. Harlan Waksal as director of the Corporation for the ensuing year (see section “Election of Directors” under subsection “Board of Directors of the Corporation” in the Circular reproduced hereto);

7.	To appoint the auditors for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;

8.	To consider and, if deemed appropriate, to adopt a resolution (the text of which is reproduced in the accompanying management proxy circular (the “Circular”) and described in section “Particulars of Matters to be Acted Upon” under “Approval of Amended Stock Option Plan”) confirming and approving the Amended Stock Option Plan of the Corporation, as approved by the Board of Directors on May 22, 2013;

9.
To consider and, if deemed appropriate, to adopt a resolution by the disinterested shareholders (the text of which is reproduced in the accompanying Circular and described in section “Particulars of Matters to be Acted Upon” under “Adoption of the Equity Incentive Plan”) confirming and approving the Equity Incentive Plan of the Corporation, as approved by the Board of Directors on May 22, 2013;

10.
To consider and, if deemed appropriate, to adopt a resolution (the text of which is reproduced in the accompanying Circular and described in section “Particulars of Matters to be Acted Upon” under “Adoption of By-Law 2013-1) to ratify the advance notice by-law, as approved by the Board of Directors on May 9, 2013;

11.
To consider and, if deemed appropriate, to adopt a resolution by the disinterested shareholders (the text of which is reproduced in the accompanying Circular and described in section “Particulars of Matters to be Acted Upon” under “Approval of the Prepayment Agreement) to ratify and approve the royalty prepayment agreement entered into with Neptune Technologies & Bioressources Inc., as approved by the Board of Directors on December 4, 2012; and

12.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders are reminded to review the Circular carefully before voting as the Circular has been prepared to help you make an informed decision.

The Corporation has elected to use the Notice-and-Access Provisions and deliver the Notice of Meeting, the Circular, the Notice-and-Access Notification, a form of proxy, the audited annual financial statements of the Corporation for the year ended February 28, 2013, and the MD&A relating to such financial statements to its Shareholders (collectively, the “Meeting Materials”) by posting the such Meeting Materials on its website (http://www.acastipharma.com/en/investors-relations/financial-reports). The Meeting Materials will be available on the Corporation’s website as of May 24, 2013, and will remain on the website for one full year thereafter. The Meeting Materials will also be available under the Corporation’s profile on SEDAR at www.sedar.com.

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests for paper copies of the Meeting Materials should be received at least 5 business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the Meeting Materials in advance of the proxy deposit date and Meeting date. Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Corporation’s Corporate Secretary by calling toll-free in North America at 1-888-664-9166.

Call Computershare Toll Free at 1-866-962-0498 within North America and Outside North America (514) 982-8716 and enter your control number as indicated on the proxy form to request a paper copy of the materials before the current meeting.

Stratification used: NO

DATED at Laval, Quebec, this 22nd day of May, 2013.

BY ORDER OF THE BOARD OF DIRECTORS